Exhibit 99.1

Ballard Announces Fourth Quarter 2015 Conference Call

VANCOUVER, Feb. 10, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) will hold a conference call on Thursday, February 25, 2016 at 8:00 a.m. PDT (11:00 a.m. EDT) to review fourth quarter and full-year 2015 operating results, along with the Company's outlook for 2016.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Quarterly Earnings' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 10-FEB-16